ALSTON&BIRD LLP

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Atlanta, Georgia 30309-3424

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www.alston.com

Randolph A. Moore III	Direct Dial: 404-881-7794	E-mail: randy.moore@alston.com

July 18, 2007

Via Hand Delivery and EDGAR Filing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. William Friar

Re:	Security Bank Corporation ( “Security Bank”)

Form S-4, filed on May 17, 2007

File No. 333-143067

Dear Mr. Friar:

We represent Security Bank, which has received the Securities and Exchange Commission (the “Commission”) Staff’s comment letter, dated July 13, 2007, regarding Security Bank’s Amendment No. 1 to Form S-4, filed on June 29, 2007.

All page references (excluding those in the headings and in the Staff’s comments) in our responses to the Staff’s comments refer to the pages of the marked courtesy copy of Amendment No. 2 to the Form S-4 (the “Form S-4/A”), which is being filed with the Commission concurrently and reflects Security Bank’s responses to the Staff’s comment letter.

The Staff’s comments and Security Bank’s responses are set forth below.

Background of the Merger, page 20

1.	Comment. We note your response to our prior comments 14 and 15. Please revise to disclose with greater specificity the details of the negotiations, particularly with regard to price and other principal terms. Avoid summary disclosure that merely identifies issues addressed, but include the substance of the negotiations. We note, as an example only, the general statement in the fifth paragraph that “general discussions” were held regarding the terms, “including the possibility of having a combination of cash and stock….” Such statements should be robustly expanded to explain the substance of those discussions.

Bank of America Plaza 101 South Tryon Street, Suite 4000 Charlotte, NC 28280-4000 704-444-1000 Fax: 704-444-1111	90 Park Avenue New York, NY 10016 212-210-9400 Fax: 212-210-9444	3201 Beechleaf Court, Suite 600 Raleigh, NC 27604-1062 919-862-2200 Fax: 919-862-2260	The Atlantic Building 950 F Street, NW Washington, DC 20004-1404 202-756-3300 Fax: 202-756-3333

The Securities and Exchange Commission

July 18, 2007

Response.

In response to the Staff’s comment, Security Bank has revised the disclosure on pages 20, 21 and 22 of the Form S-4/A to more robustly expand the disclosure relating to the discussions and negotiations.

Reasons for the Merger

2.	Comment. We note your response to prior comment 16. Please revise this section thoroughly to clearly state the principal reasons that the board chose to support the merger, not merely generic “factors considered.” In the first bullet point at the bottom of page 21, for example, stating that the board considered “the comparative financial condition, results of operations…” of the two entities tells the shareholder nothing specific about how those factors supported (or in other cases, did not support) the decision to engage in the merger.

Response.

In response to the Staff’s comment, Security Bank has revised the disclosure on pages 4, 5, 22, 23 and 24 of the Form S-4/A in response to the Commission’s comment.

Exhibit 8

3.	Comment. Please obtain a revised tax opinion that states that the discussion of the tax consequences of the transaction is counsel’s opinion, rather than that the disclosure is an accurate discussion of the tax consequences.

Response.

In response to the Staff’s comment, Security Bank has revised the tax opinion in Exhibit 8 of the Form S-4/A.

In connection with these responses, Security Bank hereby acknowledges that (i) Security Bank is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) Security Bank may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Securities and Exchange Commission

July 18, 2007

Thank you for your consideration of Security Bank’s responses to the Staff’s comments, and we appreciate your review and assistance. Please feel free to contact me at (404) 881-7794 with any questions or concerns about this response letter.

Best regards,

/s/ Randolph A. Moore III

Randolph A. Moore III

cc:	H. Averett Walker

James R. McLemore

Thomas O. Powell

Gregory Dundas